The Norman Law Firm PLLC.
8720 Georgia Avenue Ste. 906
Silver Spring, MD 20910
(301) 588-4888 (phone)
(301) 588-4887 (fax)
enorman@normanlawfirm.net

December 9, 2008

United States Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, DC 20549

Re: Dove Energy Inc.

Dear Sir/ Madam:

On behalf of Dove Energy Inc., (the “Registrant”), we herewith file with the Securities and Exchange Commission, the Registrant’s Registration Statement on Form 20-F. If the Staff has any questions or comments, please call the undersigned.

Sincerely,

/s/ Elton F. Norman

Elton F. Norman, Esquire

EFN:abw

Cc: Victor DeLaet